1606 Corp.

2425 E. Camelback Rd

Suite 150

Phoenix, AZ 85016

December 20, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	1606 Corp.
Amendment No. 3 to Offering Statement on Form 1-A
Filed on December 11, 2024
File No. 024-12466

Dear Ms. Ishmukhamedova:

Kindly be advised that 1606 Corp. (the “Company”) requests that its Regulation A offering be qualified on Friday, December 20, 2024 at 4:30 pm Eastern Time, or as soon as practicable thereafter.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Austen Lambrecht
Chief Executive Officer

cc:	Brian Higley, Esq., Business Legal Advisors, LLC